EXHIBIT 99.1

REE Automotive Announces Third Quarter 2022 Financial Results

Commercialization phase underway with first orders; on track and on budget for start of production

  Company Recently Received Multiple Orders for Proxima Powered by REE and P7-B Box Trucks from Some of the Largest Fleets in the US
  Company Expects Additional Test Fleet Orders for Proxima Powered by REE and P7-B Trucks in the Coming Months
  On Budget for 2H23 Start of Production with Integration Center Build Out, Design and Engineering on Time
  Company’s Liquidity Position Sufficient to Commercialize P7 Program

NEW YORK, Nov. 16, 2022 (GLOBE NEWSWIRE) -- REE Automotive Ltd. (NASDAQ: REE) (“REE” or the “Company”), an automotive technology leader and provider of electric vehicle (EV) platforms, today announced its financial results for the third quarter of 2022.

“Over the last several months, multiple large fleets as well as delivery, logistics and e-commerce companies have been actively evaluating both Proxima Powered by REE and our P7-B box truck. We are pleased to announce our first orders for test fleets for both Proxima Powered by REE as well as the P7-B from some of the largest fleets in the US. These orders are the fruits of the successful demonstration events held in the past few months in the US and Europe and are the first in a series we expect to announce in the coming months as discussions continue with multiple prospective customers,” said Daniel Barel, REE’s Co-Founder and Chief Executive Officer. “Importantly, we remain disciplined both operationally and financially. We believe that we are well-positioned in the last- and mid-mile delivery market utilizing distinct go-to-market channels as we expect to see continued high demand for electric vehicles Powered by REE.”

Commercial Developments & Outlook
As is customary in the commercial vehicle segment, REE is offering Powered by REE vehicles directly to potential fleet customers in three distinctive EV product offerings ranging from a full cab-chassis based on our P7-B box truck, through a stripped chassis and a full vehicle via partnerships with body upfitters such as Proxima Powered by REE. REE believes pursuing multiple go-to-market paths significantly accelerates the adoption of EVs by commercial fleet owners and operators. The Company’s approach is a strong competitive differentiator allowing it to address a larger market and bring superior commercial EV solutions with a capex light manufacturing approach.

P7 Platform

We believe the P7 is the world’s first fully by-wire electric platform for commercial trucks and vans. The P7, which was unveiled less than a year ago, is fully flat from end-to-end and powers class 3-5 vehicles with payloads up to 8,000 pounds, range of up to 200 miles (322 km) and all-wheel steer and drive. The P7 platform allows for unique user benefits, efficiencies, and flexibility enabled by REEcorners™ and their fully independent, x-by-wire control system. The P7 is suited for applications across commercial trucks, walk-in-vans, recreational vehicles and school buses. REEcornerTM technology further allows for significantly reduced development times of electric commercial vehicle models.

Proxima Powered by REE

Together with EAVX, a subsidiary of JB Poindexter & Co and Morgan Olson, REE debuted and conducted evaluations by prospective customers of Proxima Powered by REE, a fully electric class 5 walk-in step van. The vehicle highlights the benefits of the newly designed EAVX, and Morgan Olson body paired with REE’s fully flat, modular P7 chassis and x-by-wire technology. Recent successful demonstration events held in the past few months in the US generated strong interest, which has been converted into orders for Proxima Powered by REE from several leading US fleets. REE is in ongoing discussions with additional prospective customers and expects to announce more orders for multiple test fleets in the coming months. REE has commenced assembly of its production intent P7 chassis upon which, together with EAVX, it intends to deliver Proxima Powered by REE test fleets as a fully homologated vehicle for use on public roads in the US.

P7-B class 3 box truck for mid- and last-mile delivery applications

Leveraging its P7 platform, in the third quarter of 2022, REE debuted the P7-B, a new class 3 box truck built on REE’s cab chassis targeting important and growing mid- and last-mile delivery use cases. The medium duty box truck offers increased interior space for cargo and passengers and a low step-in height while targeting a maximum speed of 75 mph (120 km/h), maximum range of 150 miles (241 km), up to 4,400 lbs. (2,000 kg) payload, and vehicle weight ratings (GVWR) of up to 14,000 lbs. (6,350 kg). The configuration can be modified to suit specific customer needs. The full x-by-wire architecture supports all-wheel steer and drive, adaptive regenerative breaking, creep control, hill start assist, and torque vectoring as standard as well as over-the-air updates.

Subsequent to the end of the quarter, REE entered into agreements to provide P7-B test vehicles to multiple large fleet operators in the United States and the automotive and commercial truck retailer referenced above. Pursuant to one of these agreements, the fleet operator will introduce P7-B electric box trucks to its large US based fleet for use by its customers, many of which are Fortune 500 companies. REE is conducting additional customer evaluations of the P7-B for prospective delivery, logistics and e-commerce companies in the US and Europe.

Operational Developments

The Company finalized the build out of its first engineering and integration center in the third quarter of 2022, located in the UK. All major equipment is in place, and the Company will have expected production capacity of 10,000 vehicles annually established by the end of 2022. REE is undertaking various activities as it rapidly advances to commercial production. The Company is actively running its test fleet through complete vehicle-level testing and is also building winter test vehicles for testing in early 2023 in Sweden. These production-intent vehicles are being produced at REE’s highly automated integration center and will be the first vehicles produced on REE’s modular production line comprised of 13 highly automated manufacturing cells.

REE is on track to commence scale production in the second half of 2023.

Financial Highlights & Outlook

  GAAP net loss was $33.5 million in the third quarter of 2022 compared to $25.2 million in the second quarter of 2022 and $414.9 million in the third quarter of 2021. The increase in GAAP net loss compared to the second quarter of 2022 is mainly driven by lower income from remeasurement of warrants and increased operating expenses, including transaction costs. The decrease in GAAP net loss from the third quarter 2021 is mainly attributed to lower share-based compensation expense.

  Non-GAAP net loss of $27.3 million in the third quarter of 2022 compared to $21.3 million in the second quarter of 2022 and $19.5 million in the third quarter of 2021. The increase in non-GAAP net loss versus the second quarter of 2022 is mainly attributed to increased operating expenses, including transaction costs.. The year-over-year increase in non-GAAP net loss is primarily related to higher operating expenses related to the Company’s execution of its business plan, including ramping up its capabilities and market penetration towards commercial production in 2023.

  The Company reiterates its 2022 full-year year guidance for non-GAAP operating expenses of between $100 and $120 million and expenses and investments related to the establishment of the Company’s initial production capacity of approximately $30 million.

  As of September 30, 2022, the Company had $185.1 million of liquidity, comprised of cash and short term investments, and no debt. The Company anticipates it has sufficient liquidity to achieve initial production of its P7 platform and continue to advance other commercial activities set forth above.

  During the third quarter, the Company’s shelf registration statement became effective. This will allow REE to issue, at its discretion, from time to time in one or more offerings to the public, up to a maximum aggregate offering price of $200 million of REE’s Class A ordinary shares, debt securities, rights, warrants and/or units. REE has allocated $75 million of the shelf registration to the sale of REE’s Class A ordinary shares in an at-the-market program (the “ATM Facility”). REE did not issue shares and has no current plans to issue shares under the ATM facility.

  During the third quarter, the Company completed its previously announced exchange offer related to its public and private placement warrants to purchase Class A ordinary shares of the Company. As a result, the company issued 3,062,450 Class A ordinary shares in exchange for all outstanding public and private placement warrants in order to simplify the Company’s capital structure and reduce the potential future dilutive impact of the warrants thereby providing the Company with more flexibility for financing its operations in the future.

Webcast and Conference Call Information

REE will host a conference call at 8:30 a.m. Eastern Time on Wednesday, November 16, 2022,to review the Company’s results, discuss recent events and conduct a question-and-answer session. This press release and the accompanying presentation materials will be accessible prior to the conference call at https://investors.ree.auto/.

The live webcast of the conference call can be accessed on the Investors section of the Company’s website at investors.ree.auto.

The conference call will be accessible domestically or internationally, by preregistering in the link provided at investors.ree.auto. Upon registering, each participant will be provided with a Participant Dial-in Number, and a unique Personal PIN.

The call will be recorded, and a replay will be available on REE’s Investors website at https://investors.ree.auto/.

Use of Non-GAAP Financial Measures

The Company has disclosed financial measurements in this press release or elsewhere in its earnings materials that present financial information considered to be non-GAAP financial measures. These measurements are not a substitute for GAAP measurements, although the Company’s management uses these measurements as an aid in monitoring the Company’s on-going financial performance. Non-GAAP cost of sales, non-GAAP research and development, non-GAAP selling, general and administrative expenses and non-GAAP operating expenses exclude the impact of stock-based compensation. Non-GAAP net loss and non-GAAP loss per share also exclude non-recurring or unusual items that are considered by management to be outside the Company’s standard operations and certain non-cash items. Adjusted EBITDA is a non-GAAP financial measurement that is considered by management to be useful in comparing the profitability among companies by reflecting operating results of the Company excluding such items. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are included in the financial tables that follow.

The Company provides a reconciliation of non-GAAP operating expenses and Non-GAAP net loss for the three and nine months ended September 30, 2022 below, however, the Company does not provide guidance on GAAP operating expenses and is unable to provide a reconciliation for its non-GAAP operating expenses guidance range without unreasonable efforts due to high variability and complexity with respect to estimating certain forward-looking amounts. These reconciliations include adjustment for stock-based compensation and other adjustments that are excluded from the calculation of GAAP operating expenses.

There are limitations associated with the use of non-GAAP financial measures, including that such measures may not be comparable to similarly titled measures used by other companies due to potential differences among calculation methodologies. There can be no assurance whether (i) items excluded from the non-GAAP financial measures will occur in the future or (ii) there will be cash costs associated with items excluded from the non-GAAP financial measures. The Company compensates for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by providing the reconciliations for the non-GAAP financial measures to their most comparable GAAP financial measures. Investors should consider adjusted measures in addition to, and not as a substitute for, or superior to, financial performance measures prepared in accordance with GAAP.

Contacts:

Investor Relations	Media
Kamal Hamid	Jessica Dingley
VP Investor Relations | REE Automotive	Global Communications Director
+1 303-670-7756	44 (0)78545 45705
investors@ree.auto	media@ree.auto

About REE Automotive

REE Automotive (Nasdaq: REE) is an automotive technology company that allows companies to build any size or shape of electric vehicle on their modular platforms. With design freedom, vehicles Powered by REE are equipped with the REEcornerTM, which packs critical vehicle components (steering, braking, suspension, powertrain and control) into a single compact module positioned between the chassis and the wheel, enabling REE to build the industry’s flattest EV platforms with more room for passengers, cargo and batteries. REE platforms are designed to be proofed, autonomous capable, offer a low total cost of ownership, and reduce the time to market for fleets looking to electrify. To learn more visit www.ree.auto.

REE AUTOMOTIVE LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
U.S. dollars in thousands (except share and per share data)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30, 2022	Jun 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenues	—	—	—	—	6
Cost of sales	—	9	324	547	339
Gross loss	—	(9)	(324)	(547)	(333)
Operating expenses:
Research and development expenses, net	20,879	18,080	212,438	59,802	229,132
Selling, general and administrative expenses	13,194	11,330	219,507	39,812	246,545
Total operating expenses	34,073	29,410	431,945	99,614	475,677
Operating loss	(34,073)	(29,419)	(432,269)	(100,161)	(476,010)
Income from warrants remeasurement	(182)	(2,417)	(17,263)	(17,929)	(17,263)
Financial income, net	(893)	(2,373)	(114)	(3,738)	(126)
Net loss before income tax	(32,998)	(24,629)	(414,892)	(78,494)	(458,621)
Income tax expense	454	619	13	1,667	58
Net loss	(33,452)	(25,248)	(414,905)	(80,161)	(458,679)
Net comprehensive loss	(33,452)	(25,248)	(414,905)	(80,161)	(458,679)
Basic and diluted net loss per Class A ordinary share	(0.11)	(0.09)	(1.57)	(0.27)	(2.09)
Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share	294,191,361	292,189,047	264,141,657	292,058,962	219,207,053

REE AUTOMOTIVE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	September 30, 2022	December 31, 2021
ASSETS	(Unaudited)	(Audited)

CURRENT ASSETS:
Cash and cash equivalents	$67,648	$275,772
Restricted cash	11	138
Short-term investments	117,500	—
Other accounts receivable and prepaid expenses	10,338	12,162
Total current assets	195,497	288,072

NON-CURRENT ASSETS:
Long-term restricted cash	987	1,005
Other accounts receivable	5,617	1,184
Operating lease right-of-use assets	26,423	—
Property and equipment, net	13,238	2,675
Total non-current assets	46,265	4,864

TOTAL ASSETS	$241,762	$292,936

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$4,180	$4,538
Other accounts payable and accrued expenses	19,078	16,018
Operating lease liabilities	1,858	—
Total current liabilities	25,116	20,556

NON-CURRENT LIABILITIES:
Deferred revenues	943	943
Warrants liability	—	21,034
Operating lease liabilities	18,791	—
Total non-current liabilities	19,734	21,977

TOTAL LIABILITIES	44,850	42,533

SHAREHOLDERS’ EQUITY:
Ordinary shares	—	—
Additional paid-in capital	891,581	864,911
Accumulated deficit	(694,669)	(614,508)
Total shareholders’ equity	196,912	250,403
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$241,762	$292,936

REE AUTOMOTIVE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended Sept 30,
	2022	2021
Cash flows from operating activities:

Net loss	$(80,161)	$(458,679)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation, amortization, and accretion	2,824	292
Share-based compensation	21,172	433,962
Remeasurement of warrant liability	(17,929)	(17,263)
Transaction costs related to warrant exchange	2,789	—
Transaction costs related to warrants	—	2,887
Increase in accrued interest on short term investments	(371)	—
Decrease in inventory	—	18
Decrease in trade receivables	—	54
Increase in other accounts receivable and prepaid expenses	(4,779)	(10,124)
Increase in operating lease right-of-use assets and liability, net	(7,934)	—
Increase in deferred revenues	—	578
Increase (decrease) in trade payables	(782)	2,635
Increase in other accounts payable and accrued expenses	345	4,879
Other	9	92
Net cash used in operating activities	(84,817)	(40,669)

Cash flows from investing activities:

Purchase of property and equipment	(9,021)	(1,428)
Purchase of short-term investments	(128,026)	—
Proceeds from short-term investments	11,250	—
Proceeds from bank deposits	—	1,667
Net cash provided by (used in) investing activities	(125,797)	239

Cash flows from financing activities:

Proceeds from exercise of options	2,393	—
Exercise of warrants	1	—
Proceeds from exercise of warrants to preferred shares	—	2,907
Proceeds from merger, net of transaction costs	—	287,579
Payments of transaction costs for warrant exchange	(49)	—
Net cash provided by financing activities	2,345	290,486

Decrease in cash, cash equivalents and restricted cash	(208,269)	250,056
Cash, cash equivalents and restricted cash at beginning of year	276,915	45,507
Cash, cash equivalents and restricted cash at end of period	$68,646	$295,563

Reconciliation of GAAP Financial Metrics to Non-GAAP
U.S. dollars in thousands (except share and per share data)
(Unaudited)

Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended			Nine Months Ended
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
Net Loss on a GAAP Basis	(33,452)	(25,248)	(414,905)	(80,161)	(458,679)
Financial income, net	(893)	(2,373)	(114)	(3,738)	(126)
Income tax expense	454	619	13	1,667	58
Loss (income) from warrant valuation	(182)	(2,417)	(17,263)	(17,929)	(17,263)
Transaction costs related to warrants	—	—	2,887	—	2,887
Depreciation, amortization, and accretion	964	1,093	123	2,824	292
Share-based compensation	6,363	6,334	409,829	21,172	433,962
Adjusted EBITDA(1)	(26,746)	(21,992)	(19,430)	(76,165)	(38,869)

___________________________________________
(1)   Adjusted EBITDA excludes adjustments for financial income, net, income tax expense, loss (income) from warrant valuation, transaction costs related to warrants, depreciation and amortization, and share-based compensation.

Reconciliation of GAAP cost of goods sold to Non-GAAP cost of goods sold; GAAP research and development expenses to Non-GAAP research and development expenses; GAAP selling, general, and administrative expenses to Non-GAAP selling, general, and administrative expenses; GAAP operating expenses to Non-GAAP operating expenses; GAAP net loss to Non-GAAP net loss, and GAAP net loss per Share, basic and diluted to Non-GAAP net loss per Share, basic and diluted

	Three Months Ended			Nine Months Ended
	Sep 30, 2022	Jun 30, 2022	Sep 30, 2021	Sep 30, 2022	Sep 30, 2021
GAAP cost of sales expenses	—	9	324	547	339
Share-based compensation	—	(2)	(309)	(72)	(309)
Non-GAAP cost of sales expenses	—	7	15	475	30

GAAP research and development expenses	20,879	18,080	212,438	59,802	229,132
Share-based compensation	(3,664)	(3,390)	(200,194)	(10,261)	(203,376)
Non-GAAP research and development expenses	17,215	14,690	12,244	49,541	25,756

GAAP selling, general, and administrative expenses	13,194	11,330	219,507	39,812	246,545
Transaction costs related to warrants	—	—	(2,887)	—	(2,887)
Share-based compensation	(2,699)	(2,942)	(209,326)	(10,839)	(230,277)
Non-GAAP selling, general, and administrative expenses	10,495	8,388	7,294	28,973	13,381

GAAP operating expenses	34,073	29,410	431,945	99,614	475,677
Transaction costs related to warrants	—	—	(2,887)	—	(2,887)
Share-based compensation	(6,363)	(6,332)	(409,520)	(21,100)	(433,653)
Non-GAAP operating expenses	27,710	23,078	19,538	78,514	39,137

GAAP net loss	(33,452)	(25,248)	(414,905)	(80,161)	(458,679)
Loss (income) from warrant valuation(1)	(182)	(2,417)	(17,263)	(17,929)	(17,263)
Transaction costs related to warrants	—	—	2,887	—	2,887
Share-based compensation	6,363	6,334	409,829	21,172	433,962
Non-GAAP net loss	(27,271)	(21,331)	(19,452)	(76,918)	(39,093)

Weighted average number of ordinary shares and preferred shares used in computing basic and diluted net loss per share(2)	294,191,361	292,189,047	264,141,657	292,058,962	219,207,053
Non-GAAP basic and diluted net loss per share	(0.09)	(0.07)	(0.07)	(0.26)	(0.18)

____________________________________________
1)   In July 2021, the Company assumed public and private warrants as part of its merger with 10X Capital. ”Loss (income) from warrant valuation” represents the change in fair value of the warrants.

Caution About Forward-Looking Statements

This communication includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding REE or its management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “aim” “anticipate,” “appear,” “approximate,” “believe,” “continue,” “could,” “estimate,” “expect,” “foresee,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “would,” “outlook” and similar expressions (or the negative version of such words or expressions) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. All statements, other than statements of historical facts, may be forward-looking statements. Forward-looking statements in this communication may include, among other things, statements about REE’s strategic and business plans, technology, relationships, objectives and expectations for our business, the impact of trends on and interest in our business, intellectual property or product and its financial outlook and future results, operations and financial performance and condition

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts, and assumptions. Although REE believes that the expectations reflected in forward-looking statements are reasonable, such statements involve unknown number of risks, uncertainties, judgments, and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements. These factors are difficult to predict accurately and may be beyond REE’s control. Forward-looking statements in this communication speak only as of the date made and REE undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur.

Uncertainties and risks that could affect REE’s future performance and could cause actual results to differ from those projected in forward-looking statements include, but are not limited to: REE’s ability to commercialize its strategic plan; REE’s ability to maintain and advance relationships with current Tier 1 suppliers and strategic partners; development of REE’s advanced prototypes into marketable products, including its ability to complete testing and subsequently produce and market the Proxima Powered by REE and the REE P7-B; REE’s ability to grow and scale manufacturing capacity through relationships with Tier 1 suppliers; REE’s estimates of unit sales, expenses and profitability and underlying assumptions; REE’s reliance on its UK Engineering Center of Excellence for the design, validation, verification, testing and homologation of its products; REE’s limited operating history; risks associated with plans for REE’s initial commercial production; REE’s dependence on potential suppliers, some of which will be single or limited source; development of the market for commercial EVs; intense competition in the e-mobility space, including with competitors who have significantly more resources; risks related to the fact that REE is incorporated in Israel and governed by Israeli law; REE’s ability to make continued investments in its platform; the impact of the ongoing COVID-19 pandemic and any other worldwide health epidemics or outbreaks that may arise; and adverse global conditions, including macroeconomic and geopolitical uncertainty; the need to attract, train and retain highly-skilled technical workforce; changes in laws and regulations that impact REE; REE’s ability to enforce, protect and maintain intellectual property rights; REE’s ability to retain engineers and other highly qualified employees to further its goals; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in REE’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 28, 2022 and in subsequent filings with the SEC.